UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Director

On November 19, 2025, CBL International Limited (the “Company”) announced the appointment of Mr. Yuan He to the Company’s board of directors (the “Board”), effective as of December 1, 2025. Mr. He’s biography appears below:

Mr. Yuan He, aged 43, has been the senior vice president of the Company and its predecessor entity (collectively, the “Group”) since the inception of the Group in 2015. He is primarily responsible for the bunkering business division and the Group’s management and strategic development. Mr. He has over 17 years of experience in the oil and gas-related industries and business management. He obtained a bachelor’s degree in engineering in July 2003 and a master’s degree in science from the University of Wollongong in Australia in July 2005.

In connection with Mr. He’s appointment as a director, the Company and Mr. He have entered into the Company’s standard form of director service agreement (the “Director Agreement”), pursuant to which Mr. He will receive $2,700 per month for his service as a member of the Board.

On November 19, 2025, the Company issued a press release announcing the appointment of Mr. He. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K, including its exhibits, is incorporated by reference into the registration statement on Form F-3 (File No. 333-284228) of the Company filed with the SEC, and into each prospectus supplement filed pursuant to such registration statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Form of Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267077) filed with the Securities and Exchange Commission on August 26, 2022).
99.1	Press Release dated November 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: November 19, 2025	Title:	Chief Executive Officer